CIBC – Q&A

Exhibit (a)(5)(lv)

Portion of webcast Q&A session with

Charles Phillips, Executive Vice President of Oracle Corporation,

pertaining to the offer to purchase PeopleSoft, Inc. common stock held at the CIBC World Markets Enterprise Software Conference,

held on August 6, 20031

Key:

Chuck: Chuck Phillips

Q: Questions

[Question or comment not miked.]

. . .

Q: Jason Kodick. You talk about increased visibility with partners during the PeopleSoft acquisition announcement. Can you talk about the potential market. It doesn’t seem like the markets [free to net] many more than it has in the past couple of years, but is there anything changing with the market environment now with you and SAP now PeopleSoft JD Edwards?

Chuck: Well I guess you guys have seen the results. I would say relative to a year ago, if you look at all the competitors, the license revenues, ours were flat license revenues, everybody else is still down but they weren’t down as much as they were. But relative to a couple years ago I would say a lot more of them have

1The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

CIBC – Q&A

emphasized their consulting businesses, and it’s been noticed by companies like Accenture and even IBM Consulting and              and they don’t like it. So if we’re going to be bigger in the apps business and if we have a different philosophy on consulting and integration that works, more of that should be done by third parties. They kind of like that strategy. It fits with our interests are now aligned when they weren’t say four or five years ago.

. .. .

Q: One final question is there was a lot of talk after the PeopleSoft announcement of potential disruption of their pipeline and [closure rates] for them. Has Oracle since then seen any disruption on the app side, and in your closure rates?

Chuck: Question is disruption on the app side. And obviously I can’t comment on anything on this quarter.

Last quarter I think the results showed that we executed pretty well and gained share. I think we were the only ones that had positive growth. So based on last quarter’s results certainly there’s nothing that was apparent.

. . .

Alex: I have a different question, Chuck. I guess since the PeopleSoft acquisition was announced, how much time is management spending on this whole issue of trying to send the message out, trying to talk to PeopleSoft customers. There’s been some noise about sales people routing customer names to management to contact PeopleSoft. So the question is to what extent is the sales force involved in this process and to what extent it takes away from their selling.

CIBC – Q&A

Chuck: Question was management time and sales force time on the PeopleSoft acquisition.

I would say at this point it’s minimal now because we’ve done what we can do. It’s a regulatory issue now. Waiting for that to take place. The requests they made for information does require some work, but to gather the data at the Justice Department wants, but that’s a small number of people involved at this point. So it’s narrowed down. So I would say at this point there’s very few people focused on it. The people who need to be are, but beyond that everybody else is doing what they normally do.

. . .

Q: On PeopleSoft, I know you’ve made the commitment verbally and in advertisements to support PeopleSoft products for the next 10 years at least. Don’t you think it would make the DOJ, the EU, and also customers and the State Attorneys General a lot more comfortable if you memorialized that in a consent decree or legal document as opposed to just ads and verbal commitment?

Chuck: The question was should we do more on the 10-year commitment on PeopleSoft products; would that make people feel better.

Well that’s a small step to make. We’re already on the hook for it publicly. Most customers I’ve talked to, and there’s been lots of them, the public commitment is the insurance. In other words they feel more like it’s easier for us to break a private commitment than it is a public one that everyone would know about, and so to them that’s sufficient. So I don’t think that’s going to be the driving factor whether it’s on special sheet of paper or not. But certainly the

CIBC – Q&A

things that we committed to publicly we’re willing to put in a contract if someone wants that, so it doesn’t seem to be the driving factor. People aren’t concentrating on it.

Q: One of the data points in your presentation regarding your offer to PeopleSoft shareholders is avoiding Q3 risk. Do you expect a deal, or at least the regulatory process, to be concluded by then?

Chuck: Question was on the time on the regulatory process.

We said at the time that it was hard to gauge how long this stuff takes, but typically it’s three to four months. So we’re talking it could be anywhere from September to November, really. So we don’t know the exact timing on it, but roughly that’s the timeframe that would be reasonable based on past history.

Q: Just a question about diving a little deeper into this whole PeopleSoft issue. With the antitrust issue in the forefront is there a way that they could decide you can go ahead and acquire PeopleSoft but have to lay back on the whole HR segment. Because I know Oracle’s strong there and obviously PeopleSoft is strong there. Is there a way that they could say there are certain verticals and certain applications in the stack that you have to participate less in?

And also, now that JD Edwards is a part of PeopleSoft, how do you view that, and how would you deal with that internally in terms of dealing with the sales force?

Chuck: Questions were on possible antitrust outcomes or recommendations, and then JD Edwards.

CIBC – Q&A

Well they’ve certainly, the Justice Department has approved deals that are contingent on you not being in one segment of the business or spinning up a product line. And so I guess we can all ruminate on the possible combinations, though which one [stays] might conclude. But that’s possible. They’ve done that in other acquisitions, not so much in software however, but in other industries. And software’s a little harder to do because of the nature of the products, and they’re so closely linked, and splitting them apart causes problems in other parts of the product line and in many cases reduces the value to the customer. So it’s unclear how we’d be willing to do that in the software industry, but in other industries that’s been the case.

As I mentioned during the presentation, we have the ability to take multiple acquisitions and multiple product lines, both one, because we’re larger, and two, we have a sales force structure that allows for specialized sales forces now to the extent that we need that. And then the support organization, we’re supporting multiple products, we know how to categorize the supporting architecture around that as well.

So to the extent that JD Edwards is included, we know how to take on multiple product lines. We would not probably do it the way the PeopleSoft is doing it; we’re not going to promise them super set products where all the codes can be merged together in three or four years from now. We would be fairly clear about it. If you want to buy JD Edwards, you can do that if you want to buy PeopleSoft products you can do that, but we’re not going to merger them all together.

CIBC – Q&A

. . .

Q: Whether PeopleSoft closes or not, you’ve been pretty clear that you’re interested in doing several deals or much more so than in the past. What should we be expecting from you in terms of capital structure? Are we seeing a sea change here? Are you going to put a lot of debt on the balance sheet going forward, or is this really a couple year blip where you’ll be paying it down and then get back to using the cash for buy backs? Making a comment on that front.

Chuck: Question was acquisitions, would that generate debt on the balance sheet.

It could generate some debt, but it’s likely to be temporary, even in the case of PeopleSoft where we’re offering cash. We think we can pay it off in about five quarters of cash flow with the numbers that we’ve used. So it’s not a stretch for us, and there’s nothing sacred about having to use cash in these deals. In this case it was faster, which is one of the driving factors behind it. We’re not swearing out using stock. It depends on the situation at the time, whatever makes sense.

Q: SAP has been saying that their view on PeopleSoft JD Edwards merger is that it continues to pressure ASPs on pricing because there are so many more customers under the PeopleSoft umbrella than there was in the June quarter. So from SAP’s perspective the pricing pressure in the U.S. continues to escalate in the summer. How do you feel about this whole issue of price pressure and flexible deal offerings from PeopleSoft now that JD Edwards is part of that umbrella deal? Do you see it as an issue? Do you see that pricing as an issue that SAP’s brought up most recent quarter and they continue to talk about that.

CIBC – Q&A

Chuck: The question was on pricing pressure in the apps business.

Pricing’s always been extremely intense and competitive in the apps business, so there’s really no change there. I’m not sure what dynamics they’re seeing. I can’t really speak for them, but it’s competitive, it’s aggressive, but it’s been that way for quite some time, so I can’t say there’s something dramatically new that’s we’re seeing.

. . .

Q: Can you discuss a little bit Oracle’s willingness to take on more than one acquisition simultaneously?

Chuck: Question was on multiple acquisitions at once.

Yeah. All I can say is that if it makes sense. There’s nothing that prevents us bandwidth-wise from doing another acquisition at the same time. And most of the things that are viable we can afford to buy two at once. So it’s mostly price and opportunity, what makes sense and where we are in our strategy as opposed to where we have this one thing working we can’t do the second thing. We don’t feel constrained by that.

Capital’s not the issue. And really bandwidth and management’s not the issue. Just can we get the price that we want and is it the right time from a business cycle perspective.

Q: This is a follow-up to that. Could you give us any more color on what potential areas you’re looking at or generally speaking what areas would be interesting?

CIBC – Q&A

Chuck: Question was on areas we’re looking at. I can’t really narrow it down for you other than say we’re looking at lots of different things, broad landscape, both apps and technology, and it’s hard to get any more specific than that.

Q: I was wondering how you within your responsibilities, head of marketing, how you’re spending your time between the M&A strategy and marketing.

Chuck: Question on my time.

Since I just got the marketing organization and that’s about roughly a thousand people, I’ve been spending more time on that the last couple of weeks just doing ops reviews and figuring out who’s doing what, and what changes to make, so emphasizing that in the last couple of weeks. It varies depending on what’s going on and what issue’s up and what the management’s focused on if we’ve more problems pop up.

Probably any given week it’s going to be different, but that’s just the last couple of weeks. But it’ll probably settle into some pattern over the next few months.

Q: The apps business has been pretty poor for the last couple of years and obviously you’ve made a lot of tweaks to the sales force and improved the product, and now you’re looking at [bulk up] acquisition-wise. But are there any areas in particular that you feel confident Oracle can reverse this tide of marketshare loss, and particularly against SAP. In my mind there’s no reason to think that their share gain shouldn’t continue. Can you give me a sense as to why I might be wrong?

Chuck: The question was on our share gains relative to SAP.

CIBC – Q&A

Obviously better execution of focus should help, and based on the last couple of quarters we actually have gained share against them the last couple quarters. Two quarters doesn’t a huge trend make, and we recognize that. But it certainly appears that we’ve turned the corner.

I think what’s happened in the outsourcing business, which is something unique to us, is happening to the extent that someone wants those applications hosted in an affordable way and we still get license revenue when they do that. We gained there. We think there’s probably more room in the mid-market than there is in the top 300 customers, which is where they’re focused, and our product kind of lends itself to that.

And then secondly as we add some of these vertical additions and business flows to kind drive down in certain verticals where we have an advantage, that can help as well. But that’s still obviously it’s a big gap between where we are and where they are. That’s one of the reasons we were trying to do the acquisition, try to close that, but better execution and focus and kind of the old fashioned things help us get there as well. Looks like we’re starting to close the gap, but have a long ways to go.

Q: When you think about the price for PeopleSoft—you’ve offered $19.50—how do you justify in your own mind or work to the question of how many customers you could lose. There seems to be a lot of opposition. How do you try and work that price? You offered $19.50, but you could theoretically lose X percent of those customers.

CIBC – Q&A

Chuck: Question was on how do we justify the $19.50. We did build a fairly extensive model, as you might imagine, assuming some churn rate and requiring certain hurdle rates in it. Even at the $19.50 it’s nicely accretive and it meets our target, and it’s [confirmative] assumptions on all the churn rates and everything that we’d have to worry about. So there’s a fair amount of room in there that even if we’re wrong on one of the assumptions, [it will still write]. So we feel pretty confident that the $19.50 is a fair price for PeopleSoft shareholders relative to the fundamentals of the company, and at the same time a good price for Oracle shareholders as well based on what we think we can do with the business.

Q: Follow-up on that is just how are you feeling, how are you doing in talking with the customers about keeping them. How confident are you that             .

Chuck: Question was how confident are we on keeping those customers once we get them, based on our original expectations.

Well, I’ve talked to lots of their customers over the last few weeks, as you probably can imagine, and initially there are certainly some concerns initially. Several people from the user groups called us, PeopleSoft user groups, and express their concern and pretty intense at first. But once we explained what we’re doing and why we’re doing it and how the numbers work and corrected some misperceptions: We’re not killing their product, we’re focusing on existing customers, and by the way you are an existing customer, so it’s better to focus on existing customers versus prospects, all of our time trying to land new customers, and explained what they would get, they immediately started to change and said,

CIBC – Q&A

well, it’s not nearly as bad as I thought and there are actually some good things here.

So we think the time we’ve invested over the last month educating them will help that churn rate going forward because we now have some relationships with them, and in some cases started some sales cycles as a result.

Great. Thanks a lot. Appreciate it.

[END OF TRANSCRIPTION]

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Statements in this transcript made in connection with Oracle’s tender offer are excluded from the “safe harbor” of the Private Securities Litigation Reform Act of 1995.

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